Mail Stop 6010

								June 20, 2005


Mr. Timothy J. Crottey
Fitmedia Inc.
304b - 338 West 8th Avenue
Vancouver, British Columbia
Canada, V5Y 3X2

	Re:	Fitmedia Inc.
		Registration Statement on Form SB-2
		Filed May 13, 2005
		File No. 333-124872

Dear Mr. Crottey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. As the offering will be done through your officers and directors, please consider whether these individuals need to be registered as broker-dealers. For example, do they qualify for the safe harbor of
Rule 3a4-1 of the Exchange Act?


Fitmedia Inc., page 5

2. You state in the first paragraph of this discussion that you have no operations. On page 22, you state you recently began your current operations. Please reconcile these statements.

3. We note you "plan to sell DVDs through chain stores such as Wallmart, Tower Records and others." We further note from page 25 that no company has yet agreed to sell your DVDs. Please disclose this fact in this section.

Risk Factors, page 7

4. We note from page 20 that you do not intend to pay dividends.
Please add a risk factor disclosing this fact and disclosing that any gain on an investment will need to come through appreciation of the stock`s price.

We are solely dependent upon the funds to be raised in this
offering
.. . . , page 7

5. Please provide your estimate as to how long the proceeds from this offering will enable you to operate.

Since our common stock has never been traded . . . , page 10

6. We note the reference in the penultimate bullet point to the "catalogs of your musicians." We could not find any discussion in the document relative to your plans to engage in the music industry or produce music videos. Please advise or revise.

7. In the last bullet point, you refer to the issue of adding or losing key managerial and creative personnel. Do you anticipate you will need to hire additional personnel? If so, please discuss this issue in a separate risk factor.

Fitmedia management beneficially own approximately 77% . . . , page
10

8. We note from page 26 that Mr. Crottey devotes approximately 25 hours per week to Fitmedia. Please disclose the general nature of any other activites or employment he pursues and whether such activities or employment may present a conflict of interests.

Plan of distribution, page 12

9. We note the statement in the fifth paragraph that "after the initial offering price of the shares in our common stock, the offering price of the shares sold by the Selling Security Holders will be determined by market factors and the independent decisions of the Selling Security Holders." Does this mean no shares will be sold by the selling security holders until the offering by Fitmedia is completed? Please clarify or discuss how any conflict between sales by the selling security holders and management will be resolved.

Use of Proceeds, page 14

10. Please state approximately how much money you plan to put toward each use at each of the three levels of funds raised.

11. We note some proceeds will be used for "general working capital."
Please identify with more specificity the uses this entails.

Notice About Forward-looking Statements, page 15

12. Please be aware that section 27A(b)(2)(D) of the Securities Act and section 21E(b)(2)(D) of the Exchange Act specifically exclude statements made in initial public offerings from the safe harbor for
"forward-looking statements." Please revise the discussion on pages
15-16 so it is clear that these sections do not offer any protection for the disclosure in your filing.

Description of Business, page 22

13. Please state the percentage of Green Tea Productions that Fitmedia owns.

14. Please identify the personnel who will write and produce the Yoga for Seniors DVD, describe these individuals` qualifications, and describe the compensation you will pay them. Also, file as exhibits to your registration statement any written agreements you enter into with them.

Our Products and Services, page 24

15. Please define yoga and pilates.

16. Please clarify whether your DVDs will be informational only or whether they will be the type of program in which viewers exercise along with an instructor on the DVD program.

Our Competitive Position, page 25

17. You state you "believe there is room in the marketplace for original fitness DVDs that offer new information and types of exercise that are specifically targeted to groups of people or to people with specific interests." Please state what this belief is based on.

Description of property, page 29

18. Please state whether your current studio is sufficient for your business purposes.

19. We note you have no recording, lighting, video equipment or other equipment normally associated with the video production industry.
Please revise the discussion as appropriate throughout the document to address this aspect of your business.

Executive compensation, page 30

20. You state you have not paid any compensation to your executives since you began operations. You also state you paid directors fees of $2600 (page 27) and that Mr. Crottey works for you as a contractor for approximately 25 hours per week (page 26). Does Mr. Crottey accrue compensation for his services? Please reconcile or revise your discussion as appropriate.

Exhibit 5.1: Legality Opinion

21. Please revise paragraph 2 of the opinion so it states the number of common shares in the secondary offering and clearly states a conclusion as to whether they will, when sold, be legally issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-
B.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joseph Roesler at (202) 551-3628 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Penny O. Green, Esq.
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Timothy J. Crottey
304b - 338 West 8th Avenue
June 20, 2005
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